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                             SV FAIRFIELD II, L.L.C.
                         THREE PICKWICK PLAZA, SUITE 250
                          GREENWICH, CONNECTICUT 06830


                                                               November 22, 1996


To Unitholders of Scottsdale
Land Trust Limited Partnership

         SV Fairfield II, L.L.C., a Connecticut limited liability company (the "Purchaser"), is offering to purchase up to 22,500 of the outstanding units of assigned limited partnership interests (the "Units") in Scottsdale Land Trust Limited Partnership (the "Partnership") for a cash purchase price of $400 per Unit, net to the seller, upon the terms and subject to the conditions set forth in the attached Offer to Purchase, dated November 22, 1996, and the Assignment of Limited Partnership Units (which together constitute the "Offer"). Unless extended by the Purchaser, the Offer is effective until midnight, New York City time, on Friday, December 20, 1996. The Offer is not conditioned upon any minimum number of Units being tendered; however, tender offers of fractional Units will only be accepted if all of the Units held by such Unitholder are tendered. In addition, no Unitholder who tenders Units will be permitted to continue as a Unitholder if such Unitholder retains less than 10 Units after the tender. THE PURCHASER WILL PAY ANY TRANSFER FEES charged by the Partnership in connection with transferring ownership of the Units pursuant to the Offer. In addition, A UNITHOLDER WILL NOT INCUR ANY COMMISSIONS in connection with a tender of Units pursuant to the Offer.

         The materials included in this package include important information concerning the Purchaser, the terms and conditions of the Offer, tax implications and instructions for tendering your Units. It is important that Unitholders take some time to read carefully the enclosed Offer to Purchase, the Assignment of Limited Partnership Units and other accompanying materials in order to evaluate the Offer being made by the Purchaser.

         Each Unitholder must decide whether to tender based on his or her particular circumstances. Unitholders should consult with their respective advisors about the financial, tax, legal and other implications to them of accepting the Offer.

         If you desire additional information regarding the Offer or need assistance in tendering your Units, you may call The Herman Group, Inc., which is acting as Information Agent/Depositary for the Offer, at (800) 992-6211. Informed and courteous agents are available to assist you.


                                                         SV FAIRFIELD II, L.L.C.